TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 25, 2026

Dear Sir/ Madam,

Subject: Intimation of approval of shareholders for reclassification of certain members of the promoter and promoter group under Regulation 31A read with Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance of our disclosures dated April 30, 2026, May 1, 2026 and May 11, 2026, we wish to inform you that in terms of Regulation 31A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("**Listing Regulations**"), the shareholders of the Company, in the 45th Annual General Meeting held on Tuesday, June 23, 2026, have approved the proposal of re-classification of Mr. Shreyas Shibulal and Ms. Bhairavi Madhusudhan Shibulal ("the Applicants") from the category of 'Promoter and Promoter Group' to 'Public'.

The Company has intimated the results of the voting to all relevant authorities to give effect to the reclassification, in accordance with the applicable laws. Therefore, the Applicants stand reclassified to 'Public' category with immediate effect.

The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com